[Golden Star Resources Ltd. Letterhead]

September 4, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Jill Davis

Re:	Golden Star Resources Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 14, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Filed August 7, 2007

Response letter dated July 23, 2007

File No. 001-12284

Dear Ms. Davis:

Set forth below are the responses of Golden Star Resources Ltd. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 20, 2007 (the “SEC Letter”), regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company ‘s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	In your next response letter to us, please provide the representations requested at the end of our comment letter.

Response: The requested representations have been provided.

Securities and Exchange Commission

September 4, 2007

Notes to the Consolidated Financial Statements, page 72

Note 5 Long Term Investments, page 77

Investment in EURO, page 77

2.	In your response to comment five of our letter dated July 10, 2007 you explain that the carrying value of your investment in EURO was fully written down in 2004, and subsequent losses on derivative contracts resulted in the investment value falling below zero on a consolidated basis. Since you explain that up until June 2006 EURO was a consolidated subsidiary, please clarify what you mean when you say “the investment in EURO was fully written down in 2004”. Also, please clarify, including applicable U.S. GAAP accounting literature, why the losses on derivative contracts resulted in the investment value falling below zero; the reversal of which upon dilution of your interest in EURO, resulted in a gain.

Response: The reference to our investment in EURO being fully written down in 2004 in our previous response to you meant that our investment was reduced to zero on a consolidated basis. We apologize for any confusion which may have arisen as a result of the words used to describe this scenario. By 2004, EURO had written off all its exploration and other assets as its exploration efforts during the previous several years had found no economic ore deposits. The net equity of EURO was therefore reduced to zero. As a result of these factors, the carrying value of our investment in EURO was reduced to a nominal amount.

EURO remained effectively dormant until 2005 and 2006, when it entered into various banking and other agreements which resulted in net liabilities being recorded on its balance sheet and losses arising in each of these periods. The majority of these liabilities related to derivative contracts entered into by EURO and recognized in accordance with SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities.’ As a result of our majority shareholding in EURO, we controlled this entity and accounted for it as a subsidiary in accordance with SFAS 94 ‘Consolidation of All Majority-Owned Subsidiaries an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12’ in our consolidated financial statements, recognizing all losses that arose from 1996 through to June 2006.

When we disposed of a portion of our EURO shares in June 2006 and reduced our interest to a non-controlling position and ceased to consolidate the company, the investment value was reinstated to a nil balance since we had no obligation for the net deficiency in EURO. This determination was based on paragraph 19(i) of APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’ which states that ‘The investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.’

Securities and Exchange Commission

September 4, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to the Consolidated Financial Statements, page 7

3.	We note your disclosure regarding errors in previously issued financial statements for the quarters ended March 31, June 30, and September 30, 2006. Please file an Item 4.02 Form 8-K reporting the non-reliance on previously issued financial statements, and amended quarterly reports on Form 10-Q for the periods affected; or tell us why you believe such filings are not required, Please also revise to provide the error correction disclosures required by CICA Section 1506, and for U.S. GAAP reconciliation purposes, SFAS 158.

Please also revise to address the impact of the errors on the fiscal year ended December 31, 2006, and the quarterly period ended March 31, 2007.

Response: The errors in previously issued financial statements mentioned in Item 4. “Controls and Procedures” of our Form 10-Q for the period ended June 30, 2007 existed in the periods ended March 31, June 30 and September 30, 2006. These errors were discovered prior to completing and filing our Form 10-K for the year ended December 31, 2006. Therefore, the financial statements included in the Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the quarter ended March 31, 2007 did not include the referenced errors.

In February 2007, prior to filing our Form 10-K for the year ended December 31, 2006, an Item 4.02 Form 8-K was filed reporting an error in Golden Star’s financial statements for the years ended December 31, 2005, 2004 and 2003 and the quarters ended March 31, June 30 and September 30, 2006 and corresponding periods in 2005. The error related to the accounting in the US GAAP reconciliation footnote for warrants to purchase common shares that have an exercise price denominated in Canadian dollars. In February 2007, amendments were filed to the Form 10-Qs for the quarters ended March 31, June 30 and September 30, 2006 with respect to the above error.

On March 11, 2007, prior to the filing of our Form 10-K for the year ended December 31, 2006, an error was discovered in the computation of ore stockpile and in-process inventory balances and associated “Mining operations” costs. The correct accounting treatment for this error is reflected in the Form 10-K for the year ended December 31, 2006 which was filed on March 14, 2007. An Item 4.02 Form 8-K was filed on March 15, 2007 reporting the error, and on March 26, 2007, amendments were filed to the Form 10-Qs for the periods ended March 31, June 30 and September 30, 2006, as amended. We believe our amended Form 10-Qs for each of the first three quarters of 2006 contain the requisite disclosures regarding the correction of errors under Canadian GAAP (CICA Section 1506) and U.S. GAAP (SFAS 154).

Controls and Procedures, page 32

4.	You disclose that your officers have concluded that the “...disclosure controls and procedures in place are effective to ensure that information required to be disclosed by Golden Star, including consolidated subsidiaries, in reports that Golden Star files or

Securities and Exchange Commission

September 4, 2007

submits under the Exchange Act, is recorded, processed, summarized and reported in a timely basis in accordance with applicable time periods specified by the Securities and Exchange Commission rules and forms.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-l5(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also “...include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Response: The Company will clarify in future filings that its officers’ conclusion as to the effectiveness of disclosure controls and procedures includes an assessment that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 4, 2007

Please call me at (303) 894-4623 if you would like to discuss these matters.

Sincerely,

/s/ Thomas G. Mair
Thomas G. Mair
Senior Vice President and Chief Financial Officer

cc:	Mark Wojciechowski
Roger Palmer (Golden Star)
Michelle Shepston (Davis Graham & Stubbs LLP)